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Salomon Smith Barney
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     A member of Citigroup [logo]




March 9, 2000


Special Committee of the Board of Directors
Conning Corporation
700 Market Street
St. Louis, Missouri 63101

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (the "Common Stock"), of Conning Corporation (the "Company"), other than Metropolitan Life Insurance Company ("Parent" or "MetLife") and its affiliates, of the consideration to be received by such stockholders (the "Non-MetLife Stockholders") in the proposed acquisition by Parent of the outstanding shares of Common Stock owned by the Non-MetLife Stockholders (the "Proposed Transaction") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Parent, CC Merger Sub Inc. ("Purchaser") and the Company. As more fully described in the Merger Agreement, Purchaser will make a cash tender offer (the "Offer") to acquire all the issued and outstanding shares of Common Stock not owned by Parent or its subsidiaries for $12.50 per share (the "Offer Price"). We understand that consummation of the Offer will be conditioned upon the tender of a number of shares of Common Stock that, when aggregated with the number of shares of Common Stock currently owned by Parent and its affiliates, represents at least two-thirds of the total number of outstanding shares of Common Stock. We also understand that, following the Offer, Purchaser would be merged with and into the Company and each outstanding share of Common Stock not beneficially owned by Parent and its affiliates would be converted into the right to receive the Offer Price.

In arriving at our opinion, we reviewed a draft of the Merger Agreement dated March 7, 2000 and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the businesses, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data for the Company which were provided to or otherwise discussed with us by the management of the Company. We reviewed the financial terms of the Proposed Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Common Stock; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Proposed Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.





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Special Committee of the Board of Directors
Conning Corporation
March 9, 2000
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In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Representatives of the Company have advised us, and we have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have further assumed that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent to the Proposed Transaction contained in the Agreement. We note that Parent and its affiliates hold approximately 61% of the outstanding Common Stock, and Parent has indicated that it is not interested, under any circumstances, in selling its interest in the Company. Accordingly, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Proposed Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. In addition, we understand that Parent has stated its intention to terminate certain business relationships it and its affiliates have with the Company, and has begun the process of doing so. In arriving at our opinion, we have taken into account the prospective effect on the Company's revenues, cash flow and earnings of such termination of business and other potential loss of business derived from the Company's relationship with Parent and its affiliates. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") reviewing the Proposed Transaction, and in connection with it doing so, will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Proposed Transaction. We have in the past provided and are currently providing investment banking services to Parent unrelated to the Proposed Transaction, for which services we will receive compensation. In particular, we anticipate that Salomon Smith Barney Inc. will have a significant role in MetLife's upcoming initial public offering. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.
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Special Committee of the Board of Directors
Conning Corporation
March 9, 2000
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Our advisory services and the opinion expressed herein are provided for the information of the Special Committee in its evaluation of the Proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any Non-MetLife Stockholder as to whether such holder should tender shares of Common Stock in the Offer. This letter may be attached in its entirety as an exhibit to the Company's Schedule 14D-9 relating to the Offer.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the Non-MetLife Stockholders.



Very truly yours,

/s/ Salomon Smith Barney